Filed Pursuant to Rule 433
Registration Statement No. 333-142343
April 16, 2008
Martin Marietta Materials, Inc.
Pricing Term Sheet
$300,000,000 6.60% Senior Notes Due 2018
April 16, 2008

Issuer:	Martin Marietta Materials, Inc.

Aggregate Principal Amount:	$300,000,000

Security Type:	Fixed Rate Senior Notes

Maturity:	April 15, 2018

Coupon (Interest Rate):	6.60%

Issue Price (Price to Public):	99.929%

Yield to maturity:	6.61%

Spread to Benchmark Treasury:	2.95%; 295 bps

Benchmark Treasury:	3.50% due February 15, 2018

Benchmark Treasury Spot and Yield:	98-22; 3.66%

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2008

Day Count Convention:	30/360

Denominations:	$2,000 x $1,000

Redemption:	At any time at the greater of 100% and the make-whole amount (the present value of principal and the remaining interest discounted at the Treasury Rate plus 45 basis points)

Change of Control Offer:	As described in the preliminary prospectus supplement, dated April 16, 2008

Trade Date:	April 16, 2008

Settlement Date:	April 21, 2008 (T+3)

Net Proceeds Before Underwriting Discount and Expenses:	$299,787,000

CUSIP:	573284AK2

ISIN:	US573284AK25

Anticipated Ratings:	Baa1 (Moody’s); BBB+ (S&P)

Joint Book-Running Managers:	J.P. Morgan Securities Inc. Banc of America Securities LLC Wachovia Capital Markets, LLC

Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc.

A rating reflects only the view of a rating agency and is not a recommendation to buy, sell or hold the Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency, if it decides that circumstances warrant that change.
The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling J.P. Morgan Securities Inc. collect 1-212-834-4533, Banc of America Securities LLC toll free 1-800-294-1322 or Wachovia Capital Markets, LLC toll free 1-800-326-5897.
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